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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BioFuel Energy Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09064Y109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064Y109	Page	2	of	10

1	NAMES OF REPORTING PERSONS Saracen LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		805,210**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		805,210**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

805,210**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
**SEE ITEM 4.

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CUSIP No.	09064Y109	Page	3	of	10

1	NAMES OF REPORTING PERSONS Saracen Energy Advisors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		805,210**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		805,210**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

805,210**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
**SEE ITEM 4.

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CUSIP No.	09064Y109	Page	4	of	10

1	NAMES OF REPORTING PERSONS Saracen Energy Offshore Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		805,210**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		805,210**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

805,210**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
**SEE ITEM 4.

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CUSIP No.	09064Y109	Page	5	of	10

1	NAMES OF REPORTING PERSONS Michael R. Kutsch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		805,210**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		805,210**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

805,210**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**SEE ITEM 4.

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CUSIP No.	09064Y109	Page	6	of	10

1	NAMES OF REPORTING PERSONS Neil E. Kelley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		805,210**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		805,210**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

805,210**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**SEE ITEM 4.

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SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Saracen LLC, a Texas limited liability company (“Saracen LLC”), Saracen Energy Advisors LP, a Texas limited partnership (“Saracen Energy Advisors”), Saracen Energy Offshore Ltd., a Cayman Island exempted company (the “Offshore Fund”), Michael R. Kutsch and Neil E. Kelley (these two individuals, collectively, the “Principals”). Saracen LLC is controlled by the Principals and acts as the general partner of Saracen Energy Advisors, which is the investment manager for the Offshore Fund. This Schedule 13G relates to shares of Common Stock of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), purchased by the Offshore Fund. Saracen LLC, together with Saracen Energy Advisors, the Offshore Fund and the Principals are referred to herein as the “Reporting Persons.”

Item 1(a)	Name of Issuer.
BioFuel Energy Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
1801 Broadway, Suite 1060
Denver, CO 80202

Item 2(a)	Name of Person Filing.
(1)	Saracen LLC

(2)	Saracen Energy Advisors LP

(3)	Saracen Energy Offshore Ltd.

(4)	Michael R. Kutsch

(5)	Neil E. Kelley

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
(1)	For all Filers:
Five Greenway Plaza, Suite 1310
Houston, Texas 77046
(713) 285-2900

Item 2(c)	Citizenship or Place of Organization.
(1)	Saracen LLC is a Texas limited liability company.

(2)	Saracen Energy Advisors LP is a Texas limited partnership.

(3)	Saracen Energy Offshore Ltd. is a Cayman Islands exempted company.

(4)	Michael R. Kutsch is a U.S. citizen.

(5)	Neil E. Kelley is a U.S. citizen.

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Item 2(d)	Title of Class of Securities.
Common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.
09064Y109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☑	(e)	An investment adviser in accordance with 240.13d- 1(b)1)(ii)(E).

☐	(f)	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

☐	(g)	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

☐	(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

☐	(j)	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	Saracen LLC, Saracen Energy Advisors, Saracen Energy Offshore, Michael R. Kutsch and Neil E. Kelley may be deemed the beneficial owners of 805,210 shares of Common Stock.

(b)
As of December 31, 2007, Saracen LLC, Saracen Energy Advisors, Saracen Energy Offshore, Michael R. Kutsch and Neil E. Kelley may be deemed the beneficial owners of 5.27% of the outstanding shares of Common Stock. This percentage was determined by dividing 805,210 by 15,270,162, the number of shares of Common Stock issued and outstanding as of November 7, 2007, according to the Issuer’s Form 10-Q filed on November 8, 2007 with the Securities Exchange Commission.

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(c)	Saracen LLC, Saracen Energy Advisors, Saracen Energy Offshore, Michael R. Kutsch and Neil E. Kelley have the sole power to vote and dispose of the 805,210 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of equity securities, check the following: ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
All securities reported in this schedule are owned by clients of the Investment Manager. To the knowledge of the Investment Manager, no one client owns more than 5% of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable.

Item 8	Identification and Classification of Members of the Group.
Not Applicable.

Item 9	Notice of Dissolution of Group.
Not Applicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated February 25, 2008, between Saracen LLC, Saracen Energy Advisors, Saracen Energy Offshore, Michael R. Kutsch and Neil E. Kelley.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 25, 2008

SARACEN LLC

	By:	/s/ Michael R. Kutsch

	Name:	Michael R. Kutsch
	Title:	Manager

SARACEN ENERGY ADVISORS LP

By:	Saracen LLC
its general partner

	By:	/s/ Michael R. Kutsch

	Name:	Michael R. Kutsch
	Title:	Manager

SARACEN ENERGY OFFSHORE LTD.

By:	Saracen LLC
Director

By:	/s/ Michael R. Kutsch

Name:	Michael R. Kutsch
Title:	Manager

/s/ Michael R. Kutsch

Michael R. Kutsch

/s/ Neil E. Kelley

Neil E. Kelley

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